SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2017

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

CALL NOTICE

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

PUBLICLY-HELD COMPANY

CALL NOTICE

EXTRAORDINARY GENERAL MEETING

OF SEPTEMBER 29, 2017

Shareholders of BRASKEM S.A. are hereby called to attend the Extraordinary General Meeting that will be held on September 29, 2017, at 10:00 a.m. at the Company’s principal place of business located at Rua Eteno, no 1.561, Pólo Petroquímico, in the City of Camaçari, State of Bahia, in order to resolve on the following Agenda, pursuant to article 256 of the Corporation Law:

(i)          the ratification of the appointment and hiring of G5 Consultoria e Assessoria Ltda. and Apsis Consultoria e Avaliações Ltda., as specialized independent companies for purposes of preparing the appraisal reports on the shares issued by Cetrel S.A. (“Cetrel”), a company enrolled in the National Register of Legal Entities of the Ministry of Finance (CNPJ/MF) under No. 14.414.973/0001-81 (“Appraisal Reports”);

(ii)        the review and approval of the Appraisal Reports; and

(iii)      the approval of the acquisition by the Company, under the terms of this Proposal: (a) of shares representing 63.66% of the total voting capital of Cetrel, which are currently held by Odebrecht S.A., a company enrolled in the CNPJ/MF under No. 05.144.757/0001-72 (“Odebrecht S.A.”); and (b) indirectly, of the share control of Distribuidora de Água Camaçari S.A., a company enrolled in the CNPJ/MF under No. 01.944.031/0001-63 (“DAC”), considering that the totality of the shares issued by DAC is currently held by Cetrel.

Camaçari/BA, September 12, 2017.

Newton de Souza

Chairman of the Board of Directors

1

General Information:

1)   The Proposal of the Board (“Proposal”) contemplating the entirety of the documentation related to the matters included in the, as well as other relevant information to exercise voting rights in the Meeting, were made available to the Company's shareholders on the date hereof, pursuant to CVM ruling No. 481/09, as amended (“ICVM 481”), and may be accessed through the CVM website (www.cvm.gov.br), the BM&FBOVESPA website (www.bmfbovespa.com.br) or the Company website (www.braskem-ri.com.br).

2)   The participation of the Shareholder may be done in person or through an attorney-in-fact duly established. With the purpose of speeding the works of the Meeting, the Administration of the Company requests that the Shareholders send the following documents to the Company at the office located at Rua Lemos Monteiro, 120, 22º andar, CEP 05501-050, São Paulo, SP, with at least 72 hours prior to the date scheduled for the Meeting: (i) a certificate issued by the depositary financial institution for the book-entry shares held thereby, evidencing the ownership of the shares within 8 days prior to the date scheduled for the Meeting; (ii) a power of attorney, duly regularized pursuant to law, in the event of representation of the shareholder, with certification of the principal's signature, notarization, consularization or apostille (as the case may be) and sworn translation, with articles of incorporation or bylaws or articles of incorporation, minutes of the election of a Board of Directors (if any) and minutes of the election of an Executive Office if the shareholder is a legal entity; and/or (iii) with regard to the shareholders taking part of the fungible custody of registered shares, a statement of the respective ownership interest, issued by the competent body. The shareholder or the legal representative thereof shall attend the Meeting in possession of the proper identification documents.

However, it is worth stressing that, under Paragraph 2 of article 5 of ICVM 481, the shareholder that attends the Meeting with the required documents may participate and vote, even if he/she has not delivered them in advance, as requested by the Company.

The Company shall not accept powers of attorney granted by shareholders by electronic means.

3)   Based on the Health, Security and Environment (HSE) Standards in force at the Company’s principal place of business, which set forth the guidelines for control of access and movement of people and vehicles in the indoor and outdoor areas of the principal place of business, we kindly request the Shareholders, and also their legal representatives in the Meeting called herein, to arrive at least 30 minutes before the time such Meeting is scheduled to start, in order to ensure observance of the procedures of training on the basic HSE instructions in force at the Company, which are available for consultation at its principal place of business.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 12, 2017
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.